Jefferies 2014 Global Healthcare
Conference
June 2, 2014
Filed pursuant to Rule 425 under the Securities
Act of 1933, as amended
Filer: Kindred Healthcare, Inc.
(Commission File No. 001-14057)
Subject Company: Gentiva Health Services, Inc.
(Commission File No. 001-15669)

2
Forward-Looking Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding the Company’s expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management and statements containing the words such as “anticipate,”
“approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “should,” “will,” “intend,” “may” and other similar expressions, are forward-looking statements. Statements in this presentation concerning the Company’s business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth, together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the
Company based upon currently available information.
Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results or performance to differ materially from any future results or performance expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in
Kindred’s filings with the Securities and Exchange Commission.
In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price include, without limitation, (a) the impact of healthcare reform, which will initiate significant changes to the United States healthcare system, including potential material changes to the delivery of healthcare services and the reimbursement paid for such services by the government or other third party payors, including reforms resulting from the Patient Protection and Affordable Care Act and the Healthcare
Education and Reconciliation Act (collectively, the “ACA”) or future deficit reduction measures adopted at the federal or state level. Healthcare reform is affecting each of Kindred’s businesses in some manner. Potential future efforts in the U.S. Congress to repeal, amend, modify or retract funding for various aspects of the ACA create additional uncertainty about the ultimate impact of the ACA on Kindred and the healthcare industry. Due to the substantial regulatory changes that will need to be implemented by the Centers for
Medicare and Medicaid Services (“CMS”) and others, and the numerous processes required to implement these reforms, Kindred cannot predict which healthcare initiatives will be implemented at the federal or state level, the timing of any such reforms, or the effect such reforms or any other future legislation or regulation will have on Kindred’s business, financial position, results of operations and liquidity, (b) the impact of the final rules issued by CMS on August 1, 2012 which, among other things, will reduce Medicare reimbursement to Kindred’s transitional care (“TC”) hospitals in 2013 and beyond by imposing a budget neutrality adjustment and modifying the short-stay outlier rules, (c) the impact of the final rules issued by CMS on July 29, 2011 which significantly reduced
Medicare reimbursement to Kindred’s nursing centers and changed payments for the provision of group therapy services effective October 1, 2011, (d) the impact of the Budget Control Act of 2011 (as amended by the American Taxpayer Relief Act of 2012 (the
“Taxpayer Relief Act”)) which instituted an automatic 2% reduction on each claim submitted to Medicare beginning April 1, 2013, (e) Kindred’s ability to adjust to the new patient criteria for long-term acute care (“LTAC”) hospitals under the Pathway for SGR Reform
Act of 2013, which will reduce the population of patients eligible for Kindred’s hospital services and change the basis upon which Kindred is paid, (f) the impact of the Taxpayer Relief Act which, among other things, reduces Medicare payments by an additional 25% for subsequent procedures when multiple therapy services are provided on the same day. At this time, Kindred believes that the rules related to multiple therapy services will reduce its Medicare revenues by $25 million to $30 million on an annual basis, (g) changes in the reimbursement rates or the methods or timing of payment from third party payors, including commercial payors and the Medicare and Medicaid programs, changes arising from and related to the Medicare prospective payment system for LTAC hospitals, including potential changes in the Medicare payment rules, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and changes in Medicare and Medicaid reimbursement for Kindred’s TC hospitals, nursing centers, inpatient rehabilitation hospitals and home health and hospice operations, and the expiration of the Medicare Part B therapy cap exception process, (h) the effects of additional legislative changes and government regulations, interpretation of regulations and changes in the nature and enforcement of regulations governing the healthcare industry, (i) the ability of Kindred’s hospitals and nursing centers to adjust to medical necessity reviews, (j) the costs of defending and insuring against alleged professional liability and other claims (including those related to pending whistleblower and wage and hour class action lawsuits against Kindred) and Kindred’s ability to predict the estimated costs and reserves related to such claims, including the impact of differences in actuarial assumptions and estimates compared to eventual outcomes, (k) the impact of Kindred’s significant level of indebtedness on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations, development capital expenditures or other strategic acquisitions with additional borrowings, (l) Kindred’s ability to successfully redeploy its capital and proceeds of asset sales in pursuit of its business strategy and pursue its development activities, including through acquisitions, and successfully integrate new operations, including the realization of anticipated revenues, economies of scale, cost savings and productivity gains associated with such operations, as and when planned, including the potential impact of unanticipated issues, expenses and liabilities associated with those activities, (m) Kindred’s ability to pay a dividend as, when and if declared by the Board of Directors, in compliance with applicable laws and Kindred’s debt and other contractual arrangements, (n) the failure of Kindred’s facilities to meet applicable licensure and certification requirements, (o) the further consolidation and cost containment efforts of managed care organizations and other third party payors, (p) Kindred’s ability to meet its rental and debt service obligations, (q) Kindred’s ability to operate pursuant to the terms of its debt obligations, and comply with its covenants thereunder, and Kindred’s ability to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR), (r) the condition of the financial markets, including volatility and weakness in the equity, capital and credit markets, which could limit the availability and terms of debt and equity financing sources to fund the requirements of Kindred’s businesses, or which could negatively impact Kindred’s investment portfolio, (s) Kindred’s ability to control costs, particularly labor and employee benefit costs, (t) Kindred’s ability to successfully reduce (by divestiture of operations or otherwise) its exposure to professional liability and other claims, (u) Kindred’s obligations under various laws to self-report suspected violations of law by Kindred to various government agencies, including any associated obligation to refund overpayments to government payors, fines and other sanctions, (v) national and regional economic, financial, business and political conditions, including their effect on the availability and cost of labor, credit, materials and other services, (w) increased operating costs due to shortages in qualified nurses, therapists and other healthcare personnel, (x) Kindred’s ability to attract and retain key executives and other healthcare personnel, (y) Kindred’s ability to successfully dispose of unprofitable facilities, (z) events or circumstances which could result in the impairment of an asset or other charges, such as the impact of the Medicare reimbursement regulations that resulted in Kindred recording significant impairment charges in the last three fiscal years, (aa)
changes in generally accepted accounting principles or practices, and changes in tax accounting or tax laws (or authoritative interpretations relating to any of these matters), and (bb) Kindred’s ability to maintain an effective system of internal control over financial reporting.
This presentation also includes forward-looking statements regarding Kindred’s proposed business combination transaction with Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,”  and other similar expressions. Statements in this presentation concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Kindred based upon currently available information.

Risks and uncertainties related to the proposed transaction with Gentiva include, but are not limited to, uncertainty as to whether Kindred will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on Kindred’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory, licensure or other approvals and financing required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.
Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments
Kindred has provided information in this presentation to compute certain non-GAAP measurements for specified periods before certain charges or on a core basis. A reconciliation of the non-GAAP measurements to the GAAP measurements is included in this presentation and on our website at www.kindredhealthcare.com under the heading “investors.”
Additional Information
This presentation is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Subject to future developments, Kindred may file a registration statement and/or tender offer documents with the SEC in connection with a possible business combination transaction with Gentiva. Kindred and Gentiva shareholders should read those filings, and any other filings made by Kindred with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com .

Kindred Healthcare’s Diversified Business and
Revenue Mix
(1) Revenues for the twelve months ended March 31, 2014 (before intercompany eliminations).
(2) March 31, 2014.
(3) For the twelve months ended March 31, 2014.
40%
($2.0 billion)
Medicare
Medicaid
Revenue
Mix (1
)
Business
Mix (1)
21%
($1.1 billion)
Business-to-
Business
Commercial
Insurance/
Private
12%
($0.6 billion)
27%
($1.4 billion)
25%
($1.3 billion)
21%
($1.1 billion)
49%
($2.5 billion)
Hospitals
(LTAC/IRF)
RehabCare
Nursing and
Rehabilitation
Centers
5%
($0.2 billion)
Care
Management
3
•
$5.1 billion total revenues
•
2,313 locations, 309 facilities in 47 states
•
503,000 patients and residents
•
63,000 dedicated employees
(1)
(2)
(3)
(2)

Leading Diversified Post-Acute Provider
With Focus on Developing Integrated Care Market
Capabilities
Transitional Care Hospitals (100)
Inpatient Rehabilitation Hospitals (5)
Hospital-Based Acute Rehab Units (105)
Nursing and Rehabilitation Centers (99)
RehabCare Total Sites of Service (1,825)
Home Health, Hospice and Private Duty
in 16 Integrated Care Markets (157)
Regional Support Centers
As of March 31, 2014
Integrated Care Market (12)
Targeted Integrated Care Market (10)

Kindred’s Value Proposition and our
“Continue
The
Care”
Campaign
•
Be a leader in helping to coordinate and deliver high quality care at the lowest cost
(particularly for those patients who are the highest users of healthcare services)
–
By providing superior clinical outcomes in the most appropriate setting, with an approach which is patient-centered, disciplined and transparent
•
Lower healthcare costs by reducing rehospitalizations and lengths-of-stay in acute care hospitals and throughout an episode of care
–
By transitioning patients home at the highest possible level of function and wellness
•
Participate in the development of new care delivery and payment models
–
To better coordinate care and manage patients with chronic conditions, including the dual-eligibles, with our partners through our integrated care management teams and protocols

… and More Quickly…
(Reducing Average
Length-of-Stay)
2
Sending More Patients
Home…
1
Kindred Healthcare
Delivering on Quality, Value and Innovation in Patient Care Delivery
Outperforming
National Quality Benchmarks
503,000
Patients and Residents were
cared for in settings across the
continuum
Kindred Hospitals, Nursing Centers, and Home Health and Hospice
continue to improve on quality indicators and beat industry benchmarks
…
Reducing
Rehospitalization
2
• 56% of our Nursing Center
patients go home
after 32 days
• 70% of our Hospital patients
go home or to a Lower Level
of Care after 27 days
Reduced the total average length
of stay
• by 10.3% in our Hospitals
• by 11% in our Nursing Centers
Kindred Hospitals reduced
rehospitalization rates by
14%
Kindred Nursing Centers have
reduced rehospitalization rates by
15%
(1) 2013 Results
(2) Same store Comparison 2013 to 2009

Kindred’s Five-Year Strategic Plan
Creating Value for Patients, Payors, Teammates and Shareholders
Fee-For-Service World
Succeed Today in a
Value-Based Payment World
Prepare for a Future
Succeed In
The Core
Reposition
Portfolio
Aggressively Grow
Kindred at Home,
RehabCare, and
Assisted Living
Businesses
Develop Care
Management
Capabilities
Advance
Integrated Care
Market Strategy
Improve Capital
Structure and Enhance
Shareholder Returns
1 2 3 4 5 6
– In Integrated
Care Markets
– Redeploy
Capital to
Higher
Margin
Businesses
– To Operationalize
Continue The Care
– Support new Risk-
Based Payment
Systems
– People Services
– Quality and
Clinical
Outcomes
– Organic Growth
– Manage Cost
and Capital
– Partner with
Hospitals, Payors
and ACOs
– Continue to Delever
– Acquire Facility Real
– Grow Dividend

Estate

2010 Actual 2014 Est.

Growth Phase Begins
Repositioning
Strategy Complete
2
Executing on Kindred’s 5-Year Strategic Plan
Business
Mix
Owned vs
Leased
Facilities
Capital
Structure
(1)
(2)
(1) Revenue before intercompany eliminations;
(2) Leases capitalized using 6x rent;  Equity represents market cap and Funded Debt calculated as of 12/31 for 2010 Actual and 2014 Est. and calculated as of 3/31 for the twelve months ended March 31, 2014.

Pursuing Highly Accretive External Opportunities to Accelerate Growth
and Advance Our “Continue the Care” Strategy
Aggressively Grow Kindred
at Home and RehabCare
3
Executing on Kindred’s 5-Year Strategic Plan
9
• Kindred has invested approximately $121 million in
Acquisitions for its Kindred at Home and RehabCare
Divisions over the Last Twelve Months, Advancing Care
Management Capabilities
• Integration of Senior Home Care acquisition ahead
of plan
Volumes, revenue and operating margins are all
exceeding our pro forma plan in its first full quarter
of operations
• Kindred Home Based Primary Care (formerly Western
Reserve Senior Care) has exceeded expectations
Strengthens our commitment to further expand our
Care Management division
• Senior Home Care
(December 2013)
Operates 47 home health locations
throughout Florida and Louisiana
$143 million in revenues
• Western Reserve Senior Care
(October 2013)
Kindred’s entry into the home-based
primary care physician practice sector
• TherEX (September 2013)
Provides on-site, hospital-based
rehabilitation services nationwide
• Other Acquisitions include Virginia
Beach Home Health, Dignity Home
Health Joint Venture, and 3 TCCs
and 2 IRFs being developed on
hospital campuses in Integrated
Care Markets
Kindred has a history of thoughtful, disciplined growth, and successfully integrating acquisitions and achieving synergies. Gentiva is a compelling opportunity to build on this track record of success

10 Kindred ‘s New Care Management Division Optimized for Episodic Care, Bundled Payment and Risk Develop Care Management Capabilities 4 Executing on Kindred’s 5-Year Strategic Plan

Boston Cleveland Indianapolis Las Vegas Houston
“New”
Dallas/Fort
Worth
Single Market
Leadership
Incentive Alignment
Post-Acute Physician
Leadership
Standardized Quality
Measures
Centralized
Placement and
Admissions
Dedicated Care
Managers
I-T Interoperability /
Info Sharing
Integrated Care Market Strategy
Market Implementation Update
Advance Integrated Care
Market Strategy and
Implement Care
Management Capabilities
5
Executing on Kindred’s 5-Year Strategic Plan

Attractive Investment Considerations
Kindred Substantially Repositioned for Growth Going Into 2015

•
Repositioned to faster growth, higher
margin and less capital intensive businesses
•
Through repositioning, $1 billion of
revenues shifted from Nursing Centers
to Hospital, Rehab and Home Health Care
since 2011.
1) As of 3/31/14
2) Pro Forma 2014 rents of $335M at 6x
Improving Business
Mix
(Revenues)
Enhanced Future
Earnings, Margin and
Free Cash Flow
Profile
(as of May 7, 2014)
($ in millions)
•
$125 - $145 million of free cash flows
•
Dividend Yield: 2.0%
Improved Capital
Structure
($ in millions)
• Enterprise EBITDAR Multiple: 6.8x
• Free Cash Flow Yield
4
: 10.5%
• TAD / EBITDAR: 5.1x
3)   Market value calculated as of close of business on 3/31/14 ($23.42).
4)   Free Cash Flow Yield represents free cash flow mid-point divided by Market Value of Equity.
2010 2014E
Hospital Services 42% 48%
Rehab Services 10% 24%
Nursing Center 47% 21%
Care Management /
Home Health Care
1% 7%
Total 100% 100%
EBITDAR
Cash Flows from
Operations
CAPEX
Free Cash Flow
Outstanding Share Count
Dividend
$120 - $130
$715- $732
$26
$125 - $145
$245 - $275
55 million
Funded debt
1
$1,669
Lease obligations
2
$2,010
Total adjusted debt (TAD) $3,679
Market value of equity
3
$1,283
Enterprise Value $4,962

Legislative and Financial Review 13

LTAC Legislation Enacted
Providing Long Term Strategic Opportunity and Visibility
•
Key Provisions, Timeline and
Preliminary View of Impact
•
Strategic Considerations and
Opportunities
14
6%
34%
Medicare Fee-For-Service
Medicaid
Insurance/Medicare
Advantage/Other
60%
The Bipartisan Budget Act of 2013, signed by the President
on December 26, brings long-sought patient and facility
criteria to long-term care hospitals
Hospital
Division
Revenue
Mix
(1)
(1) Revenues for the twelve months ended March 31, 2014 (divisional revenues before intercompany eliminations).

Overview of Key Payment Provisions
in LTAC Criteria Legislation
•
Definition of Patients Eligible for LTAC Rate
– Patients will continue to be eligible for payment under the current LTAC PPS if they meet either one of two criteria:  patients with 3 or more days in an acute care hospital Intensive Care Unit (ICU); or patients receiving “prolonged mechanical ventilation” (greater than 96 hours) in the LTAC
•
Definition of Patients Eligible for “Site Neutral” Rate
– Other medically complex patients may still be admitted to LTACs and receive a “site neutral” rate that is either at LTAC cost or at a per diem rate “comparable” to payments made to acute care hospitals under the IPPS payment system
•
Effective Date and Phase-In
– Effective date: Two-year Phase-in of criteria begins after October 1, 2015, linked to each LTAC’s cost-
reporting period
– About 70% of Kindred LTACs have cost-reporting periods that begin July of each year; phase-in of new criteria would not begin for most Kindred LTACs until Summer 2016
– During phase-in, cases receiving “site neutral” rate get paid 50% based on current LTAC rate and 50%
based on the “site neutral” rate

The new criteria would not become fully effective until Summer 2018 for most Kindred LTACS.

2014 2015 2016 2017 2018
Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1 Oct. 1 July 1
1. Patient Criteria
2. Site Neutral IPPS
Equivalent Rate:
•
50/50 Blend
•
Full Site Neutral
Rate
3. 25-Day Length of Stay
Rule Relief
4. 25% Rule Relief
5. Moratorium
6. “50%” Compliance
Test
2020
LTAC Legislation Phase-in and Timeline for the
Majority of Kindred’s Hospitals
Jan 1, 2014
Jan 1, 2015
Summer 2016
Summer 2016
Summer 2016
Summer
2018

Preliminary View of Impact on Kindred’s Medicare Fee
For Service Business
(60% of Current Hospital Revenues)
Payment Categories under
Current LTAC PPS
Payment Categories under
New LTAC Criteria
1. LTAC DRG (with outlier
payment)
~ 70% of current cases
2. LTAC Cost (for short
stays)
3. IPPS Per Diem (for very
short stays)
1. LTAC DRG (with outlier
payment) for defined cases
~ 40% of current cases
2. LTAC Cost; or
3. IPPS Per Diem
~ 60% of
current cases
~ 30% of
current
cases
“Site
Neutral”
Rate
When fully phased-in (Summer 2018), an additional 30% of cases will be paid at the “site neutral” rate under the new criteria, but without the current restraints imposed by the
25-day length of stay requirement.

Comparison of IPPS and LTAC Per Diem Rates
for Top Diagnostic Categories
IPPS Per Diem LTAC Per Diem Percent of Kindred Discharges
1. Pulmonary Edema $1,812 $1,722 12.8%
2. Septicemia $2,106 $1,569 9.5%
3. Respiratory Infections $1,806 $1,610 3.9%
4. Skin Ulcers $1,607 $1,338 2.5%
5. Ventilator < 96 hours $2,653 $2,061 2.3%
6. Osteomyletitis $1,743 $1,411 2.1%
7. Chronic Obstructive Pulmonary
Disease
$1,617 $1,536 1.8%
Subject to effective care management, IPPS per diem rates are at or above
LTAC per diem rates for Kindred’s most frequent cases and creates a platform for innovative arrangements with managed care payors for a broader range of patients.

Incremental Volume from:
•
Increased Medicare Advantage volume, where the 25 ALOS
requirement will no longer be an issue (patient revenues priced to match cost)
•
Potential for increased Direct Admissions to Kindred Hospitals
Incremental Volume from:
•
Opportunity to go upstream and take market share
•
Identify patients discharged from acute to SNF that are LTAC Eligible
The New LTAC Criteria Presents Potential Incremental
Medicare Volume for Kindred Hospitals
19
New Patients through
Repositioning of
Hospital Services
New Patients through
Site Neutral Payment
New Patients that
Meet LTAC Criteria
– IRFs
– Psych
– Sub Acute
– Managed Care Hospitals
Incremental Volume through:
•
Creation of new service lines
or whole hospital conversions

Strategic Considerations
• Affirms role of LTACs in healthcare continuum for severely ill, medically complex patients at LTAC rate and many other medically complex patients at site neutral rate.
• Creates strategic platform for “managed care” and “episodic” LTAC services
– Elimination of 25-day length of stay requirement for MA patients
– Direct admits to LTACs at site neutral IPPS comparable rates
– Continued development of co-located Sub-Acute Units to create patient care continuum for recovering critically chronically ill patients in need of inpatient and rehabilitation services
• Opportunity to develop clinical programs and services that better align cost and care (including risk-based arrangements) over the implementation period to appeal to ACOs, managed care organizations and others

LTAC legislation provides significant clarity and will allow Kindred to organically grow patient volumes and leverage existing capacity.

Kindred and Gentiva A Compelling Opportunity for American Healthcare and Shareholders 21

Proposed Transaction Highlights

1 Per FactSet consensus estimates.
•
Kindred has submitted a proposal to the Gentiva Board of Directors to acquire all of the outstanding shares of Gentiva common stock
•
Transaction is supported by a strong strategic and financial rationale and creates significant value for all shareholders
•
Kindred has a strong desire to reach a negotiated agreement with Gentiva
•
We urge Gentiva’s shareholders to impress upon Gentiva's Board of Directors and Management the value of engaging with Kindred immediately on a potential combination
Our Proposal
Purchase
Consideration
• $14.00 per share
• 50% stock / 50% cash or 100% cash at Gentiva Board’s option
Premium &
Valuation
• 64% premium to May 14, 2014 closing price
• 59% premium to the 60-day volume weighted average price
• 40% premium to the median Wall Street analysts one year price target of $10 per share
• 8.9x 2014E EBITDA
Financing
• Mix of debt, equity and other instruments such that pro forma leverage profile is consistent with Kindred stand alone
Pro Forma
Impact
• Significantly and immediately accretive to Kindred’s earnings and cash flows
• Pro forma leverage remains similar to Kindred’s current standalone leverage
• Approximately $60-80 million in annual pre-tax operating and financial synergies
• Increased financial flexibility and meaningful capital structure synergies by replacing Gentiva’s highly levered capital structure
1

Combination Creates Premier Post-Acute Care Provider

($ in millions)
Kindred Gentiva Pro Forma
States 47 40 47
Locations 2,313 500 2,813
Employees 63,000 47,000 110,000
2014 Revenue $5,200
1
$2,000
2
$7,200
2014 EBITDAR $724
1
$226
2
$1,005
3
1 Based on midpoint of Kindred’s management’s guidance, issued on May 7, 2014.
2 Gentiva revenue based on management guidance.  Gentiva EBITDAR based on consensus estimate.
3 Pro forma Kindred includes $55mm of non-finance cost synergies.
4 Peer group  based on FactSet consensus estimates.
Benchmarking Peers 4
2014 Revenue
($ in millions)
2014 EBITDAR
($ in millions)
The acquisition of Gentiva further strengthens Kindred’s ability to serve patients across the full continuum of post-acute care
2014 Revenue
($ in millions)
2014 EBITDAR
($ in millions)
Pro Forma
(1)
Pro Forma
(1)
$7,200
$5,200
$3,065
$2,373
$2,000
$1,206
$839
$711
$485
$1,005
$724
$630
$535
$226
$93
$70
$67
$37

Strategic Rationale

Creates leading national provider of diversified and integrated post-acute care services across the full spectrum of care
Expands and enhances presence in Kindred’s Integrated Care Markets, driving coordinated care to more communities in a more efficient and cost-effective manner
Increased financial flexibility, lower cost of capital and substantial cost / revenue synergies will allow for investment to improve care management, support further clinical investments and create career opportunities for employees
Combined company will be well positioned not just to respond to, but to help shape, the evolution of the American Healthcare Delivery System
Shareholder value creation through significant and immediate premium and synergies, a meaningful dividend and combined Company’s growth potential

Compelling Value for Gentiva Shareholders

Source:  FactSet as of 5/14/2014.
Gentiva Share Price Performance
• $14.00 per share value represents a substantial premium to its current share price
• 50% stock / 50% cash deal allows for investors to participate in the greater growth prospects, meaningful dividend and increased financial flexibility of the combined company
• On an NTM EBITDA multiple basis, this proposal is higher than any multiple Gentiva has traded at over the previous five years
2.00
6.00
10.00
14.00
$18.00
May-12 Sep-12 Jan-13 May-13 Sep-13 Jan-14 May-14
Gentiva
Offer Price:  $14.00 per share
60-Day VWAP as of 5/14/14:  $8.82
39%
Premium
59%
Premium
VWAP Since 5/1/2012:  $10.05
$8.54
Current
Price
–
64% premium to May 14, 2014 closing price of $8.54
–
59% premium to the 60-day volume weighted average price
–
Cash election provides opportunity for immediate liquidity

Offer Supported by Wall Street Analysts

Source: Bloomberg.
Broker
Support for
Combination
Selected Commentary
“Knowing Gentiva management pretty well . . . these really nice people will ultimately realize that independence is no longer an option and that it is time to come to the table to meet its new family.”
“Combined entity could create a post-acute titan with the ability to provide integrated population health management to patients at home.”
“This deal would be a good exit strategy for Gentiva shareholders, as the company’s several large acquisitions have not translated to returns.”
“Value in expanding the breadth and scope of services throughout the post-acute space.  The greater density and scale will also provide benefits as uncertainty remains with the underlying fundamentals.”
“Over the long term Kindred’s integrated post-acute model could have strategic advantages vs. Gentiva’s current home based only structure”
“This is likely a pretty good deal for Gentiva shareholders given the execution / reimbursement risks.”
•
Wall Street analysts who cover Gentiva have universally supported our proposal, noting the compelling price delivers greater value than Gentiva could hope to achieve through its standalone plans and that the combined company would provide the kind of integrated, patient-centered care that our country and healthcare system need

Kindred Is Helping to Shape the Future
of Healthcare Delivery
•
As the U.S. population ages, demand for patient-centered healthcare is growing rapidly—and Kindred is pioneering an integrated approach to address this demand
•
“Continue
The
Care”
strategy delivers the services that patients need across the full spectrum of care, from inpatient hospitalization to post-acute rehab services to home and hospice care
•
Kindred is enhancing scale and fostering innovation to provide more communities with integrated, patient-centered care in the lowest-cost setting
•
Gentiva’s complementary capabilities are one way to advance this strategy

Kindred is at the forefront of healthcare reform: we are implementing a better model to improve outcomes, smooth care transitions and lower costs

Jefferies 2014 Global Healthcare Conference June 2, 2014

Appendix 30

Hospital Division
$2.5 billion Revenues
(1)
$533 million Operating Income
(2)(4)
Transitional Care Hospitals (certified as LTAC hospitals)
• 100 Transitional Care Hospitals
(3)
• 7,324 licensed beds
(3)
Inpatient Rehabilitation Hospitals (IRFs)
• 5 IRFs
(3)
• 215 licensed beds
(3)
(1) Revenues for the twelve months ended March 31, 2014 (divisional revenues before intercompany eliminations).
(2) Operating income for the twelve months ended March 31, 2014.
(3) As of March 31, 2014.
(4) Before certain disclosed items.
#2 Operator of Long-Term Acute
Care Hospitals and Inpatient
Rehabilitation Facilities
• Consistently outperforms national benchmarks on key
quality indicators
• Sale of 16 facilities to Vibra Healthcare, LLC
—Divestiture of 14 Transitional Care Hospitals, 1 inpatient
rehabilitation hospital and 1 skilled nursing facility
—$180 million of net sales proceeds
• In Q1 2014, cost per patient day outpaced revenue compared to Q1 2013, which resulted in an operating income margin
decline to 22.3% from 23.5%
(4)
• Q1 2014 operating income declined to $147 million versus
$158 million last year
(4)
6%
34%
Medicare
Medicaid
Insurance/Other
Revenue
Mix
(1)
60%
31
117
105
100
44
27
19
16
0
20
40
60
80
100
120
140

Revenue
Mix
(1)
Nursing Center Division
47 Transitional Care Centers (Sub-Acute facilities
licensed as SNFs)
(3)
13 Nursing and Rehabilitation Centers
(with Transitional Care Units)
(3)
12 Hospital-Based Sub-Acute Units
(3)
39 Skilled Nursing Centers
(Traditional SNFs)
(3)
•
Challenging operating environment
under RUGs IV rules and ongoing
Medicaid rate pressures
•
Divestiture or non-renewal of 123
nursing centers proceeding toward
completion
•
New Transitional Care Centers
(“TCCs”) and hospital based sub-acute
core growth continuing
•
Division overhead restructuring near
completion, allowing for a smaller, but
more profitable business
•
HCP transaction to acquire real estate
will eliminate $9 million of annual rent
for the Nursing Center Division
39%
33%
28%
Medicaid
Medicare
Private/Other
$1.1 billion Revenues
(1)
$145 million Operating Income
(2)(4)
(1) Revenues for the twelve months ended March 31, 2014 (divisional revenues before intercompany eliminations).
(2) Operating income for the twelve months ended March 31, 2014.
(3) As of March 31, 2014.
(4) Before certain disclosed items.

•
2,230 sites of service served through
20,200 therapists
(3)
•
Including 105 hospital-based acute
rehabilitation units
(3)
#1 Contract Rehab Manager
Third Party Affiliated
• Provides a compelling value proposition to our Hospital
(HRS) and Skilled Nursing (SRS) partners through
advanced tech systems, clinical programs and highly
trained therapist team
• Q1 2014 operating margin at 11.4%, showing stability
while implementing significant recent Medicare rule
changes
• In October 2013, acquired TherEX which provides
on-site, hospital-based rehabilitation services in 11 states
$1.3 billion Revenues
(1)
$144 million Operating Income
(2)(4)
Business
Mix (1)
HRS
SRS
22%
$0.3 billion
78%
$1.0 billion
(1) Revenues for the twelve months ended March 31, 2014 (divisional revenues before intercompany eliminations).
(2) Operating income for the twelve months ended March 31, 2014.
(3) As of March 31, 2014.
(4) Before certain disclosed items.
2,230
1,350
1,000
471
33
308
1,940
1,042
700
471
290
300
0
500
1,000
1,500
2,000
2,500

• Acquired Senior Home Care which operated 47
home health locations throughout Florida and
Louisiana with $143 million in revenue
• Building management team, including sales,
clinical operations and IT capabilities to support
accelerated expansion
• While implementation of Homecare Homebase
IT system contributed to performance issues in
2013, all branches (including Senior Home Care)
fully operational and standardized Q1 2014
• Q1 2014 revenues of $88 million
34
Including our key affiliates:
•Senior Home Care
•IntegraCare
•Professional Healthcare at Home
•Signature Health Services
•Acclaim Hospice and Palliative Care
•
207 sites of service in 13 states
•
71 in Kindred’s Integrated Care Markets
•
5,000 caregivers serving 17,000 patients on
a daily basis
Care Management Division/Kindred At Home
$356 million Pro Forma Annualized Revenues
(1
)
Care Management Division and
(1) Includes historical results of Senior Home Care acquisition, plus Kindred at Home revenues for the twelve months ended March 31, 2014 (divisional revenues before intercompany eliminations).
Commercial
Insurance/
Other
($71 million)
Private Duty
Hospice
Home Health
Revenue Mix
(1)
Business Mix
(1)
Medicaid
($13 million)
Medicare
($272 million)
4%
76%
20%
80%
15%
5%

2014 Earnings Guidance
($ millions, except statistics)

As of May 7, 2014 As of February 20, 2014
Low High Low High
Operating income 715 $         732 $         725 $         742 $
Rent 335 335 338 338
Depreciation and amortization 163 163 165 165
Interest, net 98 98 106 106
Income from continuing operations before income taxes 119 136 116 133
Provision for income taxes 46 53 45 52
Income from continuing operations 73 83 71 81
Earnings attributable to noncontrolling interests (15) (15) (13) (13)
Income from continuing operations attributable to the Company 58 68 58 68
Allocation to participating unvested restricted stockholders (2) (2) (2) (2)
Available to common stockholders 56 $           66 $           56 $           66 $
Earnings per diluted share 1.05 $        1.25 $        1.05 $        1.25 $
Shares used in computing earnings per diluted share 53.2 53.2 53.2 53.2
The earnings guidance excludes the effect of reimbursement changes, severance, retirement and retention costs, litigation costs, transaction-related costs, any further acquisitions or divestitures, any impairment charges, and any repurchases of common stock.

Explanation of Non-GAAP Measures
The enclosed presentation includes financial measures referred to as operating income, or earnings before interest, income taxes, depreciation, amortization and rent. The Company’s management uses operating income as a meaningful measure of operational performance in addition to other measures. The Company uses operating income to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, the Company believes this measurement is important because securities analysts and investors use this measurement to compare the Company’s performance to other companies in the healthcare industry. The Company believes that income (loss) from continuing operations is the most comparable GAAP measure. Readers of the Company’s financial information should consider income (loss) from continuing operations as an important measure of the Company’s financial performance because it provides the most complete measure of its performance. Operating income should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of operating income to income (loss) from continuing operations is provided in the enclosed Appendix.
In addition to the results provided in accordance with GAAP, the Company provides information in the enclosed presentation to compute certain non-GAAP measurements for the twelve months ended March 31, 2014 and three months ended March 31, 2013 before certain charges or on a core basis. The charges that were excluded from core operating results are denoted in the tables in the enclosed Appendix.
The use of these non-GAAP measurements are not intended to replace the presentation of the Company's financial results in accordance with GAAP. The
Company believes that the presentation of core operating results provides additional information to investors to facilitate the comparison between periods by excluding certain charges for the twelve months ended March 31, 2014 and three months ended March 31, 2013 that the Company believes are not representative of its ongoing operations due to the materiality and nature of the charges. The Company's core operating results also represent a key performance measure for the purpose of evaluating performance internally.

Reconciliation of Non-GAAP Measures
($ in thousands)

First Twelve
2013 Quarters Quarter months ended
First Second Third Fourth 2014 March 31, 2014
Revenues:
Hospital division 671,206 $    618,598 $    604,169 $    616,721 $    657,453 $    2,496,941 $
Nursing center division 275,141 269,501 270,210 274,908 281,572 1,096,191
Rehabilitation division:
Skilled nursing rehabilitation services 257,884 248,710 244,384 242,376 253,285 988,755
Hospital rehabilitation services 74,523 69,777 68,296 74,017 73,964 286,054
332,407 318,487 312,680 316,393 327,249 1,274,809
Care management division 51,621 53,039 53,801 66,466 87,704 261,010
1,330,375 1,259,625 1,240,860 1,274,488 1,353,978 5,128,951
Eliminations:
Skilled nursing rehabilitation services (29,303) (29,257) (28,698) (28,728) (30,070) (116,753)
Hospital rehabilitation services (24,200) (23,706) (22,944) (22,553) (23,689) (92,892)
Nursing centers (1,213) (1,001) (1,161) (875) (662) (3,699)
(54,716) (53,964) (52,803) (52,156) (54,421) (213,344)
1,275,659 $ 1,205,661 $ 1,188,057 $ 1,222,332 $ 1,299,557 $ 4,915,607 $
Income (loss) from continuing operations:
Operating income (loss):
Hospital division 149,698 $    131,676 $    113,147 $    127,898 $    146,895 $    519,616 $
Nursing center division 29,844 36,678 32,146 36,694 39,095 144,613
Rehabilitation division:
Skilled nursing rehabilitation services 12,373 20,686 (8,155) 13,356 17,358 43,245
Hospital rehabilitation services 18,132 19,573 18,215 18,005 19,820 75,613
30,505 40,259 10,060 31,361 37,178 118,858
Care management division 2,786 3,961 1,085 2,131 4,697 11,874
Corporate:
Overhead (45,585) (43,196) (39,157) (48,557) (44,050) (174,960)
Insurance subsidiary (509) (384) (482) (539) (406) (1,811)
(46,094) (43,580) (39,639) (49,096) (44,456) (176,771)
Impairment charges (187) (438) (441) (76,127) (74) (77,080)
Transaction costs (944) (108) (613) (447) (683) (1,851)
Operating income 165,608 168,448 115,745 72,414 182,652 539,259
Rent (77,957) (78,796) (78,228) (82,381) (82,474) (321,879)
Depreciation and amortization (42,249) (39,228) (37,190) (38,361) (40,210) (154,989)
Interest, net (28,084) (27,609) (24,399) (23,906) (25,624) (101,538)
Income (loss) from continuing operations
before income taxes 17,318 22,815 (24,072) (72,234) 34,344 (39,147)
Provision (benefit) for income taxes 6,481 9,160 (7,217) (20,903) 13,102 (5,858)
10,837 $      13,655 $      (16,855) $     (51,331) $     21,242 $      (33,289) $

Reconciliation of Non-GAAP Measures
(continued)
($ in thousands)
38
Twelve months ended March 31, 2014
Severance Facility Senior debt
Before and retirement closing Impairment Transaction modification As charges costs costs Litigation charges costs charges Total Reported
Income (loss) from continuing operations:
Operating income (loss):
Hospital division 533,342 $     - $                 (6,026) $        (7,700) $        - $                 - $                 - $                     (13,726) $     519,616 $
Nursing center division 144,677        -                     (64)                -                     -                     -                     -                        (64)               144,613
Rehabilitation division:
Skilled nursing rehabilitation services 66,534          (139)              -                     (23,150)         -                     -                     -                        (23,289)        43,245
Hospital rehabilitation services 76,989          (1,376)           -                     -                     -                     -                     -                        (1,376)          75,613
143,523        (1,515)           -                     (23,150)         -                     -                     -                        (24,665)        118,858
Care management division 13,002          (676)              (452)              -                     -                     -                     -                        (1,128)          11,874
Corporate:
Overhead (171,135)       (3,366)           -                     -                     -                     -                     (459)                 (3,825)          (174,960)
Insurance subsidiary (1,811)           -                     -                     -                     -                     -                     -                        -                   (1,811)
(172,946)       (3,366)           -                     -                     -                     -                     (459)                 (3,825)          (176,771)
Impairment charges (998)              -                     -                     -                     (76,082)         -                     -                        (76,082)        (77,080)
Transaction costs -                     -                     -                     -                     -                     (1,851)           -                        (1,851)          (1,851)
Operating income 660,600        (5,557)           (6,542)           (30,850)         (76,082)         (1,851)           (459)                 (121,341)      539,259
Rent (321,879)       -                     -                     -                     -                     -                     -                        -                   (321,879)
Depreciation and amortization (154,989)       -                     -                     -                     -                     -                     -                        -                   (154,989)
Interest, net (100,077)       -                     -                     -                     -                     -                     (1,461)              (1,461)          (101,538)
Income (loss) from continuing operations
before income taxes 83,655          (5,557)           (6,542)           (30,850)         (76,082)         (1,851)           (1,920)              (122,802)      (39,147)
Provision (benefit) for income taxes 29,869          (2,186)           (2,312)           (12,139)         (17,803)         (532)              (755)                 (35,727)        (5,858)
53,786 $       (3,371) $        (4,230) $        (18,711) $      (58,279) $      (1,319) $        (1,165) $           (87,075) $     (33,289) $
Charges

Reconciliation of Non-GAAP Measures
(continued)
($ in thousands)
39
Three months ended March 31, 2013
Charges
Before One-time Transaction As
charges bonus costs Total reported
Income from continuing operations:
Operating income (loss):
Hospital division 157,661 $    (7,963) $       - $                (7,963) $       149,698 $
Nursing center division 34,550         (4,706)          -                   (4,706)          29,844
Rehabilitation division:
Skilled nursing rehabilitation services 17,425         (5,052)          -                   (5,052)          12,373
Hospital rehabilitation services 19,387         (1,255)          -                   (1,255)          18,132
36,812         (6,307)          -                   (6,307)          30,505
Care management division 3,619           (833)             -                   (833)             2,786
Corporate:
Overhead (45,270)        (315)             -                   (315)             (45,585)
Insurance subsidiary (509)             -                   -                   -                   (509)
(45,779)        (315)             -                   (315)             (46,094)
Impairment charges (187)             -                   -                   -                   (187)
Transaction costs -                   -                   (944)             (944)             (944)
Operating income 186,676       (20,124)        (944)             (21,068)        165,608
Rent (77,957)        -                   -                   -                   (77,957)
Depreciation and amortization (42,249)        -                   -                   -                   (42,249)
Interest, net (28,084)        -                   -                   -                   (28,084)
Income from continuing operations
before income taxes 38,386         (20,124)        (944)             (21,068)        17,318
Provision for income taxes 15,008         (8,145)          (382)             (8,527)          6,481
23,378 $      (11,979) $     (562) $          (12,541) $     10,837 $

Jefferies 2014 Global Healthcare Conference June 2, 2014